Exhibit 99.1

29 July 2005

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited
Level 3, 22 Pitt Street
Sydney NSW 2000 Australia
Telephone (02) 8274 5305
Fax (02) 8274 5218
GPO Box 3935
Sydney NSW 2001 Australia

Dear Sir/Madam
James Hardie will conduct a management briefing on its 1st Quarter FY06 Results on Friday, 19 August 2005.
A briefing for media will be held at the Exchange Square Auditorium, Australian Stock Exchange, 20 Bridge Street, Sydney commencing at 10.00am. A teleconference will also be available on +61 2 9423 1645.
A briefing for analysts and investors will be held at the Exchange Square Auditorium, Australian Stock Exchange, 20 Bridge Street, Sydney commencing at 11.00am. A teleconference and audio webcast will also be available on the following:
Domestic: 03 9221 4420
International: +61 3 9221 4420
URL: http://events.webeventservices.com/jameshardie/2005/08/19/
No briefing for analysts and investors will be held in Melbourne this quarter.
Yours faithfully
Steve Ashe
Vice-President, Investor Relations